EXHIBIT 3

Cameco Corporation

2002 Management’s Discussion and Analysis

Contents

Overview
Cameco’s vision and mission statements	2
Cameco’s business	2

Corporate Strategy
Management’s strategy	3

The Year in Review
Operating highlights	4
Consolidated financial highlights	5

Business Segments and Corporate Expenses
Uranium business	6
Conversion business	7
Electricity business	8
Gold business	8
Corporate expenses	9

Cash and Liquidity
Cash resources	9
Liquidity and capital resources	10

Markets
Uranium market review	12
Trends in the nuclear power industry	13
Ontario electricity market review	14
Update on uranium supplies	15
Gold market review	15

Business Risks
Risks and uncertainties	16

The Future
Outlook for 2003	19

Supplementary Information
Critical accounting policies	21

Caution Regarding Forward-Looking Information	22

Subsequent Event	23

Overview
This section includes the company’s vision and mission statements. The nature of Cameco’s business lines are described including the types and locations of operations and the key financial drivers.

Corporate Strategy
This section discusses how management plans to generate value by leveraging the company’s strengths and competencies in its business environment.

The Year in Review
The important corporate developments for the year are discussed. A review of the consolidated financial highlights completes the section.

Business Segments and Corporate Expenses
This section provides a detailed explanation of the financial results achieved by Cameco during the year in its four business segments. Corporate expenses (administration expenses, interest costs and income taxes) incurred to support the company’s operations are also reviewed.

Cash and Liquidity
This discussion provides insight into the company’s ability to generate cash flow and the areas to which cash is directed to achieve business objectives.

Markets
To facilitate understanding of Cameco’s business environment, this section provides a review of conditions and trends in the uranium and gold markets into which the company sells its products and services. Also a review of the Ontario electricity market discusses trends and their potential impact on Bruce Power.

Business Risks
This section outlines certain risks in the company’s business environment and how Cameco manages those risks.

The Future
This section outlines current key business conditions, trends and risks that are expected to affect the operating results and the financial health of the company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

This MD&A complements the company’s consolidated financial statements which have been prepared in accordance with Canadian GAAP and stated in Canadian dollars, unless otherwise noted.

World Electricity Generation
Nuclear energy accounts for 16% of the world’s electricity generation avoiding the emission of up to 2.3 billion tonnes of carbon dioxide annually.

Overview

Cameco’s Vision

Cameco seeks to be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

Cameco’s Mission

Our core business is uranium fuel supply. Through our nuclear investments we participate in the generation of clean energy, and we achieve diversity through gold.

Sustainable growth is realized by building upon our core business strengths through socially, environmentally and economically responsible conduct. In doing so, we will enhance our status as an investment, supplier and employer of choice, and continue to earn the support of the communities where we interact.

The key measures of our success will be a healthy workplace, a clean environment and supportive communities wherever we operate, together with solid financial performance, all reflected in a growing return to shareholders.

Cameco’s Business

Cameco’s core business is uranium fuel supply. The company is a leading supplier of uranium concentrates and uranium conversion services and is a limited partner in North America’s largest nuclear electricity generating facility, Bruce Power. Cameco also operates a large gold mine in Central Asia and is developing another gold mine in Mongolia.

Cameco is the world’s largest uranium concentrates supplier. The company’s competitive position is based upon its large high-grade reserves and low-cost operations. Cameco mines uranium in Canada and the United States, has a test mine in Kazakhstan, and sells uranium concentrates (U3O8) from these and other sources. Cameco’s uranium concentrates are undifferentiated from those sold by its competitors. Cameco’s U3O8 is sold primarily through long-term contracts negotiated between the company and its electric utility customers. Uranium is not traded on any commodities exchange.

The company operates two uranium conversion plants in Canada. Conversion is a process whereby U3O8 is purified and converted into uranium hexafluoride (UF6), an intermediate compound in the production of fuel for light water reactors, or into natural uranium dioxide (UO2), which is used as fuel for heavy water reactors.

The company is also a producer of gold.

The most significant factors affecting the financial performance of Cameco are:

•	the market prices for U3O8, conversion services, gold and electricity,

•	sales volumes for uranium and conversion services, gold and electricity,

•	foreign exchange rates between the Canadian and US dollars, and

•	the unit costs of production.

Uranium is the fuel used by nuclear reactors to generate electricity. More than 430 reactors operate in 31 countries and account for about 16% of the world’s electricity. The US, which generates about 20% of its electricity using nuclear reactors, is the world’s largest market for nuclear products and services and accounts for about 35% of the western world’s uranium consumption.

The International Energy Agency in its “World Energy Outlook 2002” forecasts global demand for electricity to grow at an annual rate of 2.4%, faster than the total demand for energy. Annual growth in uranium demand is expected to remain at about 1% over the next 10 years as capacity uprates, improvements in existing reactors and new reactor startups are offset by closures of older generating units.

Western World Market
(million lbs U3O8)
In each of the last three years, world mine production supplied only about 60% of the uranium required by western world reactors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Supplies of uranium are provided by primary production centres such as Cameco’s mines, and secondary sources such as excess utility and government inventories including material derived from the dismantling of Russian nuclear weapons. The western world consumes about 154 million pounds of U3O8 annually and, in 2002, approximately 60% of this consumption came from world primary mine production, continuing the trend of underproduction and inventory drawdown that has persisted for more than a decade.

Corporate Strategy

Management’s Strategy

Strengths and core competencies
Cameco’s strategies are built upon strengths and core competencies that it believes are significant and sustainable.

These include:

Large, low-cost diversified reserves, and prime exploration properties and expertise
The Saskatchewan uranium deposits at McArthur River and Cigar Lake are unique with their large reserves and high grades. Combined, these reserves contain more energy than all of Canada’s established conventional oil reserves.

New uranium deposits will be required to satisfy forecast demand. Cameco has a significant land position in both Saskatchewan’s Athabasca Basin and Australia’s Arnhem Land, two very prospective areas for uranium. Coupled with this land position, the company has years of exploration expertise and is well placed to discover significant new resources.

An ability to offer integrated fuel supply
Utilities often contract for their uranium requirements at each stage of the fuel supply chain. Unlike most of its competitors, Cameco has the ability to deliver a combination of uranium concentrates and uranium conversion services. Strategic alliances also allow us to participate in offers of enriched uranium and, in the case of Bruce Power, to provide fuel procurement services. This vertical integration and diversity of sources makes Cameco a preferred supplier with an advantage over non-integrated competitors.

A significant market position
Cameco supplies about 20% of the western world’s uranium and conversion requirements. This allows Cameco to assess evolving market conditions in most regions of the world; serve our customers’ changing requirements through inventories and flexible production sources; and influence the market through intervention strategies, which involve the use of our market position to purchase significant quantities of uranium from others at favourable prices.

A low-cost producer of nuclear electricity
Cameco’s 31.6% interest in Bruce Power Limited Partnership (Bruce Power) allows the company to expand its uranium and conversion market share and add value through the use of the energy content of this fuel to produce low-cost electricity for about 15% of the Ontario market.

Superior financial position
Cameco enjoys consistently strong cash flows, a conservative financial structure and an investment-grade credit rating.

Key Strategies

With these core competencies, Cameco sees a number of opportunities to create value with acceptable levels of risk.

Uranium and Conversion Growth Strategies

Cameco intends to continue optimizing its production at the lowest cost. Cameco is one of the lowest cost uranium producers in the world. The company and its employees continually seek ways to reduce costs to maintain Cameco’s competitive advantage over the long term.

Cameco intends to increase its supply flexibility, to support its market leadership role. Diversity of supply is an important consideration for many customers. In 2002, Cameco acquired the Smith Ranch in situ leach (ISL) operation in Wyoming and merged it with its nearby Highland operation. During 2003, test mining will continue at the Inkai ISL development project in Kazakhstan. Cameco and its partners have been pursuing a construction licence for the Cigar Lake mine located in Saskatchewan. Further diversity of supply is available through Cameco’s access to highly enriched uranium (HEU) material under the US/Russia HEU weapons dismantling agreement and through purchases and co-operative marketing arrangements with others.

Cameco plans to increase its reserves. This strategy is being pursued through exploration programs, currently focused in Canada and Australia, and through the acquisition of attractive properties. Since reserves take up to 20 years to bring into production, it is essential to plan for the long term.

Customer Countries
Cameco sells uranium and conversion services to companies located in 17 countries around the globe.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cameco intends to continue to strategically manage its product supply to the market. This is achieved through production management, tactical market purchases and the exercise of options to purchase uranium from HEU.

Cameco plans to maximize UF6 production capability. In 2001, a British competitor ceased marketing conversion services and announced its intention to stop production and deliveries in 2006. As the number of conversion suppliers decreases, Cameco plans to improve its refining and conversion capacity utilization and looks to increase plant capacity and market share.

Cameco intends to actively serve the UO2 market. Cameco plans to maintain and enhance its role as a reliable supplier of UO2 to Candu reactors in Canada, Korea and elsewhere.

To summarize, in the area of uranium mining and conversion, Cameco intends to expand market share where profitable and lower costs to increase value from its market-leading assets.

Vertical Integration Strategies

With the cash flows generated from its assets supplemented by accessing capital markets, as appropriate, Cameco will focus on achieving profitable vertical integration in areas related to its core business.

Cameco intends to build upon its partnership in Bruce Power. In February 2003, Cameco closed an agreement, along with its partners, to purchase 79.8% of Bruce Power from British Energy plc. This expanded Cameco’s ownership in Bruce Power to 31.6% from 15%.

Cameco believes its experience with Bruce Power can be applied to other situations where partnering with customers presents attractive opportunities. Quality projects and partners will be essential to any potential Cameco participation.

Cameco plans to examine other fuel-cycle opportunities. The company plans to pursue opportunities along the nuclear fuel supply chain that may arise downstream in enrichment or fuel fabrication.

Gold Strategies

Cameco intends to obtain full value from its gold assets. Cameco believes these assets are under-valued in a nuclear energy company. Cameco’s goal is to obtain recognition for the considerable value generated by its investments in gold and their future prospects. To this end, the company acquired a majority interest in AGR Limited (AGR) in 2002. The company is seeking to consolidate its gold assets. Following the recent rise in gold prices, the evaluation of available options for asset consolidation has taken longer than previously anticipated.

In February 2003, Cameco announced that the company and the Kyrgyz government had agreed in principle to restructure the Kumtor mine ownership. The proposed restructuring envisions an exchange of assets between the parties wherein Cameco would ultimately hold all common shares of Kumtor Gold Company (KGC), the owner of the Kumtor mine. The government would realize a more predictable revenue stream, obtain additional tax proceeds, and benefit from higher gold prices through royalties. This proposal also contemplates that the Kumtor mine would eventually be part of a publicly traded gold company established by Cameco.

Conclusion to Management Strategies

Cameco will use its strong cash flows to pursue growth of shareholder value in areas related to its core business. If Cameco cannot deploy these funds in businesses with attractive risk/reward profiles, it will return cash to its shareholders by means that may include share buybacks and/or increased dividends. In 2002, Cameco announced a 20% increase in its annual dividend beginning in 2003.

The Year in Review

Operating Highlights

A number of operational events and developments in 2002 were significant in the ongoing implementation of Cameco’s strategic plan.

Uranium
A strategic goal of Cameco is to reduce its uranium production costs and to diversify its sources of supply. The acquisition of the Smith Ranch ISL uranium mine and various other ISL properties in Wyoming from Rio Algom Mining LLC in July 2002 was beneficial in both respects. Cameco merged the Smith Ranch mine with its adjacent Highland mining operation, achieving cost savings and increasing its production presence in the company’s largest market, the US.

In Kazakhstan, test mining on the company’s large Inkai deposit continued successfully. The company’s experience with its US-based ISL mines is being utilized at Inkai.

The restart of mining at Cameco’s Rabbit Lake uranium operation in northern Saskatchewan did not go as smoothly as planned due to equipment problems and poor ground conditions. By year-end, most major difficulties had been overcome.

The majority of Cameco’s uranium was mined and milled at McArthur River and Key Lake. At these important sites, continued productivity improvements, cost reductions and ISO 14001 certification, one of the most internationally recognized standards for environmental management systems, were attained. Maximum production permitted by licence was achieved.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Conversion
Cameco’s uranium conversion business showed significant productivity and cost improvements, primarily due to volume increases. In March 2002, the company’s Blind River uranium refinery received certification under ISO 14001.

Electricity
In February 2003, Cameco, along with others, purchased 79.8% of Bruce Power from British Energy plc, which held an 82.4% interest. The Power Workers’ Union and The Society of Energy Professionals obtained the remaining 2.6%.

As part of the agreement, Cameco invested approximately $209 million, to purchase an additional 16.6% interest in Bruce Power, bringing its total interest to 31.6%. Also at the closing, Cameco paid $75 million representing its one-third share of $225 million in deferred Bruce Power rental payments to Ontario Power Generation Inc. (OPG). Following the closing, Cameco’s total commitment in financial assurances is estimated to be approximately $200 million, related to the operating licence from the Canadian Nuclear Safety Commission (CNSC), the lease with OPG, and the power purchase agreements with large industrial customers. Discussion of the operations and prospects of Bruce Power are included elsewhere in this MD&A.

the discovery of high-grade gold mineralization at its REN project in northern Nevada. These developments add to the scale and potential value of Cameco’s gold holdings.

The failure of a pit wall in July 2002 at the Kumtor mine in Kyrgyzstan severely curtailed production, but this reduction is temporary and no reserves were believed lost as a result of the accident.

Net earnings for 2002 were reduced by $27 million as a result of the incident at Kumtor.

Management Transition
Cameco management underwent an important transition at year-end, with the appointment of Gerald Grandey as CEO succeeding Bernard Michel. Mr. Michel has guided Cameco for nearly 14 years and will remain as chair of Cameco until March 31, 2003. Mr. Grandey has been a senior officer of Cameco since 1993. In addition, Terry Rogers was appointed senior vice-president and chief operating officer, and George Assie was named senior vice-president, marketing and business development. Mr. Assie has been with Cameco since 1981 and Mr. Rogers has been with Cameco’s subsidiary, Kumtor Operating Company, since 1999.

Dividends
In December, the company announced its first dividend increase, to $0.60 per share annually from $0.50. Cameco has never missed a dividend payment since it went public in 1991.

Safety
Cameco, along with its subsidiaries and long-term contractors, achieved a combined accident frequency of 0.27 lost-time accidents per 200,000 person hours worked, which was slightly higher than last year’s company record of 0.22. This accident frequency compares favourably to the 1.3 and 1.6 frequencies recorded by the Ontario and Saskatchewan mining industries respectively. Unfortunately, the life of a mineworker was lost in the July Kumtor pit wall failure in Kyrgyzstan.

Consolidated Financial Highlights

Consolidated Earnings
In 2002, net earnings attributable to common shares were $46 million ($0.83 per share), a decrease of $10 million compared to $56 million ($1.01 per share) in 2001. The decline was attributable to the gold business where after-tax earnings declined by $27 million due to the failure of the pit wall at Kumtor in July 2002. Earnings

The four Bruce B reactors were all in service entering 2003. Together with the scheduled restart of two Bruce A reactors before mid-2003, Cameco expects a significant financial contribution this year from the generation of nuclear electricity. The additional investment in Bruce Power has allowed Cameco to expand its presence in the nuclear generation market more quickly than it had expected.

Gold
In the gold business, Cameco acquired a majority interest in March 2002 in AGR which owns 95% of the Boroo gold deposit located in Mongolia. The Boroo property is currently being developed by Cameco. In November, the company announced

Consolidated Financial Highlights

($ millions except where otherwise noted)	2002	2001		% change
Revenue	748	701		7

Earnings from operations	89	95		(6)

Net earnings[1]	46	56		(18)

Cash provided by operations	251	116		116

Production
Uranium concentrates (million lbs U3O8)	15.9	18.8		(15)

Uranium conversion (million kgU)	12.4	11.0		13

Electricity generation (terawatt hours)	3.1	2.3	[2]	34

Gold (thousand oz)	176	251		(30)

[1]	Attributable to common shares.

[2]	For period May 12, 2001 to December 31, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

were also impacted by higher costs for administration, exploration and income taxes. These unfavourable factors were partially offset by improved results in the uranium and conversion businesses where gross profits rose due primarily to increased volumes. In 2002, Cameco achieved record delivery levels for its uranium products and conversion services. Cameco’s share of earnings from Bruce Power also improved, rising to $16 million from $12 million in 2001. For 2002, the effective tax rate increased to 47% from 39% in 2001 as a higher proportion of pre-tax income was earned in the uranium and conversion businesses and there was minimal tax relief from the pre-tax loss in the gold segment.

Earnings from operations were $89 million for 2002 compared to $95 million in 2001. The aggregate gross profit margin declined to 20% from 21% in 2001.

Cash Flow

In 2002, cash provided by operating activities was a record $251 million, representing an increase of $135 million compared to $116 million in 2001. This increase largely reflects reduction of accounts receivable, higher sales volumes, and a reduction in uranium inventories.

Inventories

At the end of 2002, total product inventories amounted to $340 million, $14 million or 4% lower than the previous year-end. There was a reduction in the quantity of uranium inventory during the year as record deliveries exceeded production and purchases.

acquisition of an additional interest in Bruce Power this ratio rose to 19%.

Business Segments and Corporate Expenses

Uranium Business

Cameco’s uranium business consists of the McArthur River, Key Lake and Rabbit Lake mine/mill operations in Saskatchewan, two ISL mines in the US, the Inkai ISL test mine in Kazakhstan, the Cigar Lake development project in Saskatchewan (currently in the licensing phase) and uranium exploration, primarily in Canada and Australia.

Revenue
In 2002, revenue from the uranium business rose by 11% to $524 million from $471 million in 2001 due to an 11% increase in sales volume. During the year, Cameco delivered a record quantity of uranium concentrates. Compared to 2001, the average realized selling price for uranium concentrates increased only marginally even though the spot price averaged $9.86 (US) compared to $8.77 (US) in 2001. The positive influence of the spot market increase was offset by a lower average realized price on fixed-price contracts.

Cost of products and services sold
In 2002, the cost of products and services sold was $345 million compared to $298 million in 2001, an increase of

Nuclear Revenue
(by market region)
The US, Cameco’s largest customer region, accounts for 52% of the company’s total nuclear revenue.

16% due to the higher sales volume and a 5% increase in the average unit cost of product sold. The unit cost rose due to a higher proportion of sales of purchased material and higher care and maintenance expenses at Rabbit Lake, which were $8 million compared to $6 million in 2001. Partially offsetting these increases was a reduced unit cost for McArthur River production which benefited from increased mine and mill operating efficiencies.

Depreciation, depletion and reclamation
In 2002, depreciation, depletion and reclamation (DD&R) charges were $83 million, a decrease of $3 million compared to $86 million in 2001. In spite of higher sales volume, total DD&R declined due to the higher proportion of sales of

Debt

At the end of 2002, total outstanding debt amounted to $225 million, a decrease of $129 million compared to $354 million at the end of 2001. The net debt to capitalization ratio declined to 8% from 15% in 2001. In February 2003, with the

Uranium Business Financial Highlights

	2002	2001	% change
Production (million lbs U3O8)	15.9	18.8	(15)

Revenue ($ millions)	524	471	11

Gross profit ($ millions)	96	88	9

Gross profit (%)	18	19	(5)

Earnings before taxes ($ millions)	87	78	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Uranium Operating Highlights

(100% basis except where noted otherwise)

	McArthur River/Key Lake*		Rabbit Lake		Smith Ranch/Highland		Crow Butte
	2002	2001	2002	2001	2002	2001	2002	2001
Tonnes milled	211,263	197,717	98,227	139,288	n/a	n/a	n/a	n/a

Production (million lbs U3O8)	18.7	18.0	1.1	4.6	0.9	0.8	0.8	0.7

Cameco’s share	13.1	12.6	1.1	4.6	0.9	0.8	0.8	0.7

Recovery (%)	98.9	98.3	96.8	97.2	n/a	n/a	n/a	n/a

Average mill head grade (% U3O8)	4.06	4.31	0.76	1.35	n/a	n/a	n/a	n/a
*	McArthur River ore is milled at Key Lake. Due to licence conditions, stockpiled low-grade ore at Key Lake is used to dilute the grade of McArthur River ore.

purchased material. In addition, the unit cost for McArthur River production declined in comparison to 2001 as the result of higher reported reserves.

Gross profit
In 2002, gross profit from the uranium business amounted to $96 million compared to $88 million in 2001, an increase of $8 million or 9%. This improvement was mainly attributable to the 11% increase in deliveries of uranium concentrates. The gross profit margin for the uranium business fell marginally to 18% from 19% due to a higher average unit cost.

Uranium exploration
In 2002, uranium exploration expenditures were $12 million, up $2 million compared to 2001. Exploration efforts continue to be focused on prospects in Canada and Australia which are considered to have the best potential for economically attractive discoveries.

15.9 million pounds U3O8, Cameco’s share of production declined almost 3 million pounds or 15% in 2002 due to lower than planned production at Rabbit Lake.

Conversion Business

Cameco’s conversion business consists of the uranium refining and conversion facilities located in Ontario.

Revenue
In 2002, revenue from the conversion business rose by 20% to $137 million from $114 million in 2001 due to a 17% increase in sales volume and a 3% improvement in the realized price. In 2002, Cameco sold a record quantity of conversion services.

Cost of products and services sold
In 2002, the cost of products and services sold was $83 million compared to $72 million in 2001, an increase of 15%. This increase was attributable to the higher sales volume and was partially offset by a 2% decrease in the unit cost of product sold. Lower conversion costs in 2002 were the result of a 13% increase in production and more favourable costs for purchased conversion services.

Depreciation, depletion and reclamation
In 2002, depreciation, depletion and reclamation (DD&R) charges were $10 million, a decrease of $4 million compared to $14 million in 2001. In spite of the higher deliveries, total DD&R declined due to selling a higher proportion of purchased conversion and an increase in the estimated life of the conversion facilities. Late in 2001, the company conducted an assessment of the estimated useful lives of its conversion facilities and concluded that it was appropriate to extend previous estimates by 10 years.

Gross profit
In 2002, gross profit from the conversion business was $45 million compared to

Gain on property interests
In July of 2002, Cameco acquired a 35.3% interest in UEX Corporation (UEX) in exchange for the transfer to UEX of certain Saskatchewan-based exploration properties. In so doing, Cameco recognized a gain of $3 million.

Uranium production
The schedule (see top of page) summarizes the 2002 milling statistics for Cameco’s uranium production centres. At

Conversion Business Highlights

	2002	2001	% change
Production (million kgU)	12.4	11.0	13

Revenue ($ millions)	137	114	20

Gross profit ($ millions)	45	28	61

Gross profit (%)	32	25	28

Earnings before taxes ($ millions)	42	26	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

$28 million in 2001, an increase of $17 million.

Electricity Business

The operating year included a series of major planned outages to prepare the four Bruce B reactors for better long-term service. As a result, power generation by the B reactors was limited to 20.8 terawatt hours, reflecting a capacity factor of 75%. The average realized price was approximately $44/MWh compared to about $38/MWh in 2001. Interest cost of $63 million included interest on the long-term lease and the deferred lease payments due to OPG.

In 2002, Cameco recorded earnings before taxes of $16 million from its 15% limited partnership interest in Bruce Power.

Gold Business

Cameco’s gold business consists of one operating mine, one mine in development and several exploration properties. Through wholly owned subsidiaries, Cameco owns a one-third interest in and operates the Kumtor gold mine located in Kyrgyzstan, Central Asia. The Republic of Kyrgyzstan, through Kyrgyzaltyn, owns the remaining two-thirds.

Electricity Business Financial Highlights

Bruce Power Limited Partnership (100% basis)	2002	2001[1]	% change
Output (terawatt hours)	20.8	15.5	34

Capacity factor (%)[2]	75	87	(14)

($ millions) Revenue	919	599	53

Operating costs	750	471	59

Earnings before interest & taxes	169	128	32

Interest	63	41	54

Earnings before taxes	106	87	22

Cameco’s 15% interest	16	13	23

Adjustments	—	(1)	—

Cameco’s share of earnings before taxes	16	12	33

[1]	The comparative data in 2001 is for a 7.5-month period from May 12 to December 31.

[2]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Cameco acquired in 2002 majority ownership of AGR, which holds a controlling interest in the Boroo development project located in Mongolia. Commercial production at Boroo is not expected until early 2004. Cameco’s exploration interests are located in North America and Central Asia.

Significant Event
In July 2002, there was a failure of the pit wall at the Kumtor mine site. This event brought about a significant revision to the mining plan for 2002. Since July, Kumtor has been milling lower grades and experiencing lower recovery rates, with production reduced by about 172,000 ounces (100% basis) from the 2002 plan. The production decline also caused a significant increase in the unit cash cost which is expected to continue until mid-2003 when higher grade ore, buried by the pit wall failure, is expected to become accessible.

Revenue
In 2002, revenue from the gold business declined 24% to $87 million from $115 million in 2001, reflecting a 28% decrease in sales volume which more than offset an increase in the average realized selling price. Cameco’s realized price for gold was $300 (US) per ounce in 2002 compared to $292 (US) in 2001.

The average spot market price for gold during 2002 was $310 (US) per ounce,

up 14% from the average price of $271 (US) for 2001. KGC’s hedge position at December 31, 2002 was 769,400 ounces. It is expected that these hedges will yield average prices in the range of $310 (US) to $317 (US) per ounce. The mark-to-market loss on these hedge positions is fully guaranteed by Cameco and amounted to $38 million (US) at December 31, 2002, based on a spot gold price of $347 (US).

Cost of products and services sold
In 2002, the cost of products and services sold was $58 million compared to $52

Gold Business Financial Highlights

	2002	2001	% change
Revenue ($ millions)	87	115	(24)

Gross profit ($ millions)	9	34	(74)

Gross profit (%)	10	29	(66)

Earnings before taxes ($ millions)	(3)	26	(112)

Sales volume (Cameco’s share in 000 oz)	174	243	(28)

Selling price ($US/oz)	300	292	3

Cash cost* ($US/oz)	216	142	52
*	As defined by the Gold Institute.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Operating Highlights

	2002	2001	% change
Reserves — proven and probable (000 tonnes)	34,514	31,222	11

Average grade (g/t)	4.13	3.85	7

Contained gold (000 oz)	4,588	3,864	19

Tonnes milled (000 tonnes)	5,611	5,470	3

Grade (g/t)	3.71	5.14	(28)

Mill recovery (%)	78.1	83.1	(6)

Production (000 oz)	528.6	752.7	(30)

Production (Cameco’s share in 000 oz)	176.2	250.9	(30)

Cash cost ($US/oz)*	216	142	52
*	As defined by the Gold Institute.

an increase of $7 million. Compared to 2001, the effective tax rate increased to 47% from 39% due to a higher proportion of pre-tax income being earned in the uranium and conversion businesses and minimal tax relief from the pre-tax loss in the gold business. Earnings from the gold business generally occur in lower tax jurisdictions than earnings from the uranium and conversion businesses.

The effective tax rate includes the large corporation tax which amounted to $5 million in each of 2002 and 2001. See note 15 to the consolidated financial statements.

Cash and Liquidity

Cash Resources

Operating Activities
In 2002, Cameco generated cash from operations of $251 million ($4.50 per share) compared to $116 million ($2.10 per share) in 2001.

million in 2001, an increase of $6 million. The higher costs were largely attributable to addressing the pit wall failure and partial reconfiguration of the pit. Mill production at Kumtor was 30% lower than in 2001 due mainly to lower grade ore which averaged 3.7 grams per tonne (g/t) in 2002 compared to 5.1 g/t the year before. Production was also influenced by a reduced recovery rate which decreased to 78% from 83% in the prior year.

The cash cost* per ounce increased to $216 (US) from $142 (US) in 2001 as the result of the lower production. The reported cash cost per ounce was also impacted by the conclusion of a five-year tax indemnification period in May of 2002. Income taxes paid by Kumtor are included in the cash cost as defined by the Gold Institute. Since May 2002, under an agreement with the government of Kyrgyzstan, Cameco has been reimbursed for its share of these taxes. In 2002, the indemnified tax amounted to $13 (US) per ounce.

Depreciation, depletion and reclamation
In 2002, depreciation, depletion and reclamation (DD&R) charges were $20 million, a decline of $9 million compared to $29 million in 2001 due mainly to the lower production. On a unit basis, the

DD&R rate fell to $73 (US) per ounce from $77 (US) in 2001 as the result of higher reserves.

Gross profit
In 2002, gross profit from the gold business amounted to $9 million compared to $34 million in 2001, a decrease of $25 million or 74%. The gross profit margin for gold was 10% compared to 29% in 2001. On a unit basis, the higher cash costs* more than offset higher prices and the reduced DD&R rate.

Gold exploration
In 2002, gold exploration expenditures increased to $10 million from $8 million in the prior year with about 65% of the total exploration expenditures incurred in North America.

Corporate Expenses

Administration
In 2002, administration costs of $42 million increased by $5 million compared to 2001 due primarily to the addition of the administration costs of AGR, control of which was acquired in March of 2002.

Income Taxes
In 2002, income tax expense was $49 million compared to $42 million in 2001,

This increase of $135 million largely reflects a reduction of accounts receivable, higher sales volumes and the reduction in uranium inventories. Due to the high volume of uranium deliveries late in 2001, accounts receivable were higher than usual at the end of that year. These were collected early in 2002.

Investing Activities
In 2002, cash used in investing activities was $74 million compared to $131 million in the prior year. Significant investments included the Boroo project ($24 million) and an additional $33 million to Bruce Power for the A restart program bringing Cameco’s total cash investment in Bruce Power to $93 million.

In 2001, the investment in Bruce Power ($88 million), including fabricated fuel inventory, was made.

During 2002, Cameco received $15 million (US) in repayment of principal on

*	As defined by the Gold Institute.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash From Operations
($ millions)
In 2002, Cameco used record cash flow to pay down $130 million in debt as well as fund capital expenditures, dividends and preferred security charges.

the subordinated loan to KGC compared to $21 million (US) in 2001. The failure of the pit wall at Kumtor limited the amount of cash available for repayment. In accordance with the terms of the loan agreement, a shortfall of $6 million (US) in principal repayment has been deferred. At December 31, 2002, the outstanding balance on this loan was $61 million (US). The cash shortfall also necessitated the rescheduling of senior debt for which the December 2002 and June 2003 principal repayments have been deferred.

Financing Activities
During the year, cash provided by operating activities exceeded the cash used in investing activities by $176 million. After meeting its obligations for dividends and preferred securities charges, Cameco was able to reduce its debt by $129 million.

In February 2003, Cameco increased its debt to about $400 million upon closing of the Bruce Power transaction.

Quarterly Financial Results
Cameco’s uranium deliveries vary significantly from quarter to quarter with the fourth quarter typically having the heaviest volume during the year. Accordingly, the company’s quarterly earnings and cash flow fluctuate as well.

In 2002, the company achieved records in revenues at $748 million and cash provided by operations at $251 million.

Liquidity and Capital Resources

Overview
Financial liquidity represents the company’s ability to fund future operating activities and investments. Some important measures of liquidity are summarized in the table on the next page.

Access to capital in the future will be dependent upon the prevailing conditions in the markets and upon the extent to which investors support the company’s business plan. Cameco last issued common equity in the capital markets in 1997 and last issued debt in the capital markets in 2001. The company renewed its revolving credit facility in December 2002.

Indicators Defined
Cash provided by operations reflects the net cash flow generated by operating activities after consideration for changes in other operating items including working capital.

Cash provided by operations to net debt indicates the company’s ability to meet debt obligations from internally generated funds.

Net debt to total capitalization measures the company’s use of financial leverage. A lower percentage means less reliance upon debt as a source of financing. Although debt is a lower cost method of financing compared to equity, a lower percentage of debt also represents less exposure to fixed payment obligations.

Credit Ratings
As of February 2003, the company has the following ratings from third-party rating agencies:

•	Standard & Poor’s “A-” with a stable outlook.

•	Moody’s “Baa1” following Cameco’s announcement to increase its interest in Bruce Power from 15% to 31.6%.

•	DBRS “A (low)” with a stable outlook.

Debt
After cash flow from operations, debt is used to provide liquidity. Cameco has access to about $719 million in unsecured lines of credit.

Commercial lenders have provided a $425-million unsecured revolving credit facility that was negotiated in December 2002 and is available in two tranches. The first tranche is a three-year, $200-million revolving facility. The second tranche is a $225-million revolving facility available for 364 days with a two-year term-out option. (This means, as long as the company is not in default, Cameco has the option to extend the repayment date on the balance outstanding at maturity of the tranche for an additional two years.) Up to $100 million of this facility can be used to support letters of credit. The facility ranks pari passu (or equal ranking) with all other senior debt of the company. The company may borrow directly from investors by issuing commercial paper up to $400 million. To the extent necessary, Cameco uses the revolving credit facility to provide liquidity support for its commercial paper program.

Cameco also has agreements with various financial institutions to provide up to $294 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future reclamation of the company’s operating sites. See note 6 to the consolidated financial statements.

Cameco operates within the investment-grade segment (high-credit quality) of the market when obtaining credit. The cost, terms and conditions under which financing is available vary over time. While

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Financial Results

	2002					2001
($ millions except per share amounts)	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenue	124	195	158	271	748	70	139	170	322	701

Net earnings*	5	12	7	22	46	1	12	15	28	56

-per share*	0.09	0.22	0.12	0.40	0.83	0.01	0.23	0.27	0.50	1.01

Cash provided by operations	134	80	22	15	251	28	11	14	63	116

-per share	2.41	1.44	0.40	0.25	4.50	0.50	0.22	0.25	1.13	2.10

Cash dividends	0.125	0.125	0.125	0.125	0.50	0.125	0.125	0.125	0.125	0.50
*	Attributable to common shares.

Liquidity Indicators

	2002	2001		2000	1999	1998	1997
Cash provided by operations ($ millions)	251	116	[1]	224	249	237	162

Cash provided by operations/net debt[2] (%)	151	36	[1]	86	80	42	92

Net debt2/total capitalization (%)	8	15		13	14	23	9
[1]	Unusually low due to large amounts of deliveries late in the fourth quarter for which payment was received in early 2002.

[2]	Total debt less cash and cash equivalents.

future access to credit cannot be assured, it was readily available during 2002.

Preferred Securities
Cameco’s issue of preferred securities ($125 million (US)) is redeemable at par on or after October 14, 2003. Currently, the company has not determined whether the issue will be redeemed in 2003.

principal at the end of 2002 was $61 million (US) compared to $76 million (US) at year-end 2001. Scheduled interest payments were made when due during 2002. At the end of each year, accrued interest was not a material amount. Cameco also invested $45 million (US) as an equity contribution in 1996.

Effective April 29, 2002, KGC entered into a new credit agreement to refinance its senior debt. The term was extended to June 1, 2006 and a group of noncommercial lenders was replaced with a consortium of commercial banks. In November 2002, the credit agreement was amended to defer the December 2002 and June 2003 semi-annual principal payments until the period December 2004 to June 2006. The senior debt is the direct obligation of KGC, although Cameco has guaranteed the payment of principal and interest owing. See note 18 to the consolidated financial statements. Under

Kumtor Gold Company
To finance the Kumtor gold project, a consortium of financial institutions advanced $285 million (US) in senior and subordinated loans to the project in 1996. During 2002, KGC repaid $15 million (US) of these third-party loans. After these repayments, the outstanding balances were $77 million (US) in senior debt and $20 million (US) in subordinated debt. Since Cameco proportionately consolidates its interest in KGC, $32 million (US) ($51 million (Cdn)) of the remaining loans were included in Cameco’s long-term debt. See note 6 to the consolidated financial statements.

In addition, Cameco provided a subordinated loan of $107 million (US) to the project. The outstanding

Kumtor Gold Company Capital Structure

($US millions)	Initial Funding	Balance at Dec. 31, 2002
Debt
Third party
Senior *	265	77

Subordinated	20	20

Total third party	285	97

Cameco subordinated loan	107	61

Total debt	392	158

Equity	45	45

Total Capital	437	203

*	Cameco has guaranteed the payment of all principal and interest that becomes due on the senior debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS

current production plans, the guarantee is not expected to be called upon so long as the remaining unhedged production is sold at prices of at least $190 (US) per ounce.

As part of the Kumtor financing arrangements, KGC must maintain a debt reserve bank account as described in note 5 to the consolidated financial statements.

Debt Covenants
Cameco is bound by certain covenants in its general credit facilities and in those of Kumtor. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2002, Cameco met these financial covenants and does not expect its operating and investment activities in 2003 to be constrained by them.

Markets

Uranium Market Review

Spot Uranium Market

Cameco observed that spot market demand in 2002 was steady through the year, however some aggressive sellers of uranium inventory in the form of UF6 (that is, combined U3O8 and conversion services) caused the U3O8 price to remain relatively flat. Over the year the spot price experienced a modest 7% increase, closing the year at $10.20 (US) per pound U3O8. As in recent years, the spot market represented only about 12% of the western world’s uranium consumption.

with estimated spot market sales of about 19 million pounds, represented only about 60% of western consumption during the year.

Spot Conversion Market
Spot prices for UF6 conversion services in the US market declined by 4% during 2002 to $5.03 (US) per kgU. Management believes this decline resulted from aggressively priced UF6 inventory sales as previously mentioned, in addition to the presence of ample supplies of UF6 conversion services. In contrast, supplies in the European market are tight and the spot price rose by 10%, closing the year at $6.13 (US).

Market Significance to Cameco
Cameco does not generally sell uranium and conversion services in the spot markets. However, it has been an active buyer in both spot markets. About 60% of Cameco’s uranium under long-term contract is sold at prices which reference the spot market price near the time of delivery, and a significantly lower percentage of the company’s conversion contracts reference the spot market price near the time the service is provided.

Western World Contract Volumes
(million lbs U3O8)
During the past three years about 80% of the western world’s contracting took place in the long-term market.

The company has more than 100 million pounds U3O8 and over 60,000 tonnes of uranium conversion services under contract for delivery during the next 10 years. Cameco also has purchase commitments, the majority of which are under long-term, fixed-price arrangements, for uranium products and services from various sources totalling $1.1 billion (US) at December 31, 2002. See note 24 to the consolidated financial statements.

Long-Term Uranium Market
The published long-term contract price indicator closed the year at $10.75 (US), only a 2% increase during 2002, reflecting continued inventory draw-down and the adequacy of competitive supplies.

Analysts believe that long-term contracting in 2002 by western world utilities was about 70 million pounds. This, combined

Uranium Market Review

	Year-End Prices
	$ US/lb U3O8
Market	2002	2001	% change
Spot uranium*	10.20	9.53	7

Long-term uranium	10.75	10.50	2
*	Spot prices are industry averages.
Spot Conversion Market Review

	Year-End Prices*
	$ US/kgU as UF6
Spot UF6 conversion market	2002	2001	% change

North America	5.03	5.25	(4)

Europe	6.13	5.55	10
*	All prices are industry averages.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Trends in the Nuclear Power Industry

A number of important trends continue to evolve which have the potential to affect Cameco’s business environment.

Nuclear Utilities Consolidate
Electric utilities in the US and Europe continued to restructure in 2002, albeit at a slower pace than in the previous five years. Consolidation can be expected to continue in response to market deregulation resulting in more concentrated customer buying power.

Nuclear Plants Operate Better
Utilities continue to upgrade the performance of their nuclear reactors, generating more electricity at lower costs. In the US, capacity factors, which are expected to continue their steady improvement, averaged nearly 92% in 2002, about 1% higher than in 2001. (Capacity factor measures how efficiently reactors operate.) Non-US generators also increased 2002 capacity factors, including Switzerland and Mexico where capacity factors increased by 1% and 5% respectively.

European countries maintained their high levels of nuclear generation performance. In Sweden, nuclear’s share of overall domestic electricity production increased 2% to 46%, and in France, the nuclear generated share of electricity also rose 2%, accounting for 78% of total electricity generated in 2002.

demand for uranium concentrates and conversion services.

In 2002, US regulators authorized uprates at 18 of the nation’s 104 reactors, resulting in an increase in capacity of about 700 megawatts (equivalent to the capacity of one average size nuclear reactor). Nuclear reactors in other countries have also increased capacity in the past through uprates, a trend that Cameco expects to continue.

US Capacity Factor
(%)
US nuclear utilities have increased output from existing reactors enough to add the equivalent of 13 new 1,000-megawatt power plants in the last five years.

Nuclear Plant Licence Extensions
In 2002, four US nuclear units received 20-year licence extensions, joining the six that received extensions in 2001 and 2000. Operators of an additional 40 units have applied or are expected to apply for extensions in the next few years. In total, this represents about 50% of the US nuclear generating capacity.

The Russian government has implemented a program of safety and equipment upgrades to extend the lives of most of its nuclear reactors.

New Nuclear Construction
Six new reactors began commercial operation around the world in 2002, three in China, two in South Korea, and one in Japan. In addition, construction began on a further six units in India and four in South Korea.

In Finland, the government approved the construction of a fifth reactor, expected to commence operations later in the decade. In the US, Tennessee Valley Authority announced that it would spend some $1.8 billion (US) to return the Brown’s Ferry 1 unit to operation by 2007. Russia has announced that it would complete the construction of four partially built units by 2006. Financing has been secured to complete two units in Ukraine and one in Romania.

In Canada, six units mothballed in the latter part of the 1990s are expected to return to service in the course of the next few years.

In 2003, Brazil and Bulgaria are expected to approve and begin construction of two units that were halted in the 1990s. In the

Existing Nuclear Plants
Increase Capacity
Nuclear plants continue to increase generating capacity through uprates, that is, increasing the nominal level of output through installation of more efficient equipment and/or improved instrumentation. These uprates can increase a power plant’s capacity by 2% to 20%. In most cases, an increase in capacity translates into increased

CO2 Emission by Fuel Type
(g CO2/kWh)
Nuclear power provides countries around the world with the opportunity to reduce carbon dioxide emissions in order to achieve Kyoto targets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

US, three utilities are expected to submit applications to the Nuclear Regulatory Commission (NRC) for approval of sites where new reactors could be built.

Nuclear Power and Politics
In Europe, reactors in some countries are scheduled to close in the short term as a result of political decisions. However, the policies of these countries may change to address economic and environmental realities as well as the need to expand electricity supply to meet demand growth.

In Sweden, the government is expected to decide whether or not to close one reactor at the end of 2003. At least two reports to the government have recommended against closure, citing the lack of emission-free replacement power and the potential for power shortages. A recent Swedish opinion poll shows that 83% favour keeping the reactor operating along with Sweden’s other reactors, conditional only upon continued safe operation.

The Belgian government has voted to limit the operation of the country’s nuclear reactors to 40 years, effectively calling for a phase-out of nuclear by 2025. However, the government stated that the phase-out will be delayed if clean replacement power is not available. Nuclear generated electricity accounts for about 60% of Belgium’s electricity supply.

As a condition of joining the European Union (EU), Lithuania, Slovakia and Bulgaria have agreed to close eight old Soviet-era reactors which the EU believes fail to meet western safety standards.

In the US, a public opinion survey conducted in late 2002 for the Nuclear Energy Institute, indicated that 65% of Americans supported the construction of new nuclear power plants.

One of the characteristics of the nuclear industry is stringent regulation. In 2002, the Japanese regulator severely penalized its largest nuclear operator, Tokyo Electric Power Company, for falsifying certain documentation. All 17 of its reactors will shut down in 2003 on a temporary basis for inspection while one unit will be removed from service for one year as a penalty.

Cost of Energy Supply
In 2001, the latest year for which data is available, the direct costs of US nuclear electricity production continued, for the third consecutive year, to be lower than the cost of electricity from coal plants. Other than hydro, nuclear energy is the cheapest source of electricity. This is largely attributable to improved performance of US nuclear power plants.

Impact on the Global Nuclear Industry
The foregoing trends are generally positive for nuclear energy. However, it is difficult to know whether these trends and the national debates on the long-term future of nuclear power will eventually result in more or less favourable conditions for the nuclear industry. Of note, however, is that the two most populous countries, China and India, representing over one-half of the world’s population, are committed to increasing their share of nuclear generated electricity.

New construction, improved reactor operations, uprates and the extension of reactor lives make it highly likely that, at least, the current demand for uranium and conversion services will continue for many years. In the shorter term, perceptions that there are ample uranium supplies are likely to change as excess inventories continue to decline. This change should favourably impact future uranium prices. The cost of secondary supplies continues to exert a negative influence on market prices. In the future, as inventories dwindle, it is expected that uranium prices will more closely reflect the cost of primary mine production.

The increased attention to the risks associated with international terrorist organizations does not appear to have had an adverse impact on public acceptance of nuclear power. Also, recent independent studies indicate that nuclear plants remain the most robust of industrial facilities, adequately protected against natural disasters and terrorist attacks, including direct land assaults and airplane crashes.

Ontario Electricity Spot Price
(Monthly Weighted Average $/MWh)
Following market deregulation in May 2002, the average spot price was $56 per MWh for the year.

Ontario Electricity Market Review

In Ontario, the retail and wholesale power markets were deregulated on May 1, 2002. Due to a number of factors, including an unusually hot, dry summer, spot power prices climbed to unexpectedly high levels. Prices in September averaged $83/megawatt hour (MWh) compared to an average price before deregulation of about $38/MWh. In response, the Ontario government froze retail market prices at $43/MWh until 2006 for smaller consumers.

Impact on Bruce Power
This has had no direct impact on spot prices in the wholesale electricity market into which Bruce Power sells its production. However, the level of activity in the forward wholesale market

MANAGEMENT’S DISCUSSION AND ANALYSIS

dramatically diminished for the duration of 2002 and early 2003. The government’s reversal of policy has increased market uncertainty for Ontario generators like Bruce Power.

Update on Uranium Supplies

Inventory Drawdown Continues
Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a build up of large inventories, both in the commercial and government sectors. Over the past 17 years, production has fallen short of annual requirements and a large portion of these inventories has been consumed.

The drawdown in 2002 of excess inventory held by western world utilities, producers, governments and others was estimated by Cameco to be in the order of 35 million pounds U3O8. Inventory drawdown in 2003 is expected to be somewhat lower than in 2002, reflecting increases in the US quota for HEU and world production, as noted below.

World Uranium Production Update
World production in 2002 was estimated at about 92 million pounds U3O8, down slightly from 2001. Western world production decreased 7% to about 69 million pounds, but is expected to increase to about 74 million pounds in 2003.

Russian Uranium from Highly Enriched Uranium (HEU)
As a result of a 1994 agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons-grade HEU is blended down in Russia to low enriched uranium (LEU) capable of being used in western world nuclear power plants. Cameco, together with three other companies, annually purchases an increasing quota of the uranium feed component of the Russian LEU and sells it to customers. Uranium not purchased is returned to Russia and held in a special stockpile for use in blending additional HEU or, to the extent the stockpile exceeds 58 million pounds U3O8, is sold. Cameco and its partners also have options to purchase uranium from this stockpile.

In 2002, all scheduled LEU deliveries (24 million pounds U3O8 equivalent) were received in the US from Russia. For the year, the aggregate US sales quota of uranium derived from Russian HEU was 10 million pounds and Cameco purchased its prescribed share. Russian HEU is a significant supply source expanding over the next six years to 12% of the western world market. Due to the decline in mine production, the weapons-derived uranium has become a necessary source of supply.

Daily Gold Prices — 2002
($US/oz)
In response to higher gold prices, Kumtor Gold Company actively decreased its hedge positions in the latter part of 2002 to take advantage of higher spot market prices.

Gold Market Review

Gold prices began the year at $277 (US) per ounce and ended 2002 significantly higher at $347 (US), a price not seen since April 1997. The average spot price for the year was $310 (US) per ounce.

World Uranium Production
In 2002, Cameco’s 16 million pounds of production represented 17% of the world’s output. The company plans to produce more than 20 million pounds in 2003.

Since the events of September 11, 2001, the gold price has trended upward with the spot price of gold above $300 (US) per ounce for most of 2002. A number of factors appear to be supporting the strengthening gold price, including ongoing global economic and geopolitical uncertainty, recent US dollar weakness, bearish financial markets, and reductions in producer hedging. These same factors have carried over to early 2003 and continue to influence gold market activity.

Significance to Cameco
Cameco’s gold operating companies, KGC and AGR, hedge price risk for future gold sales. In the latter part of 2002, KGC actively decreased its gold hedge positions to take advantage of the higher spot market gold prices. For 2003, about 46% of Cameco’s gold production is hedged at a price range of $302 (US) to $307 (US). If the price of gold maintains its current

MANAGEMENT’S DISCUSSION AND ANALYSIS

level, Cameco will be able to participate in upward price movements to the extent it is unhedged. Rising gold prices also increase the credit support required under KGC’s hedge obligations. Cameco has agreed to provide credit support to the counterparties of KGC and AGR to mitigate the potential of default. At December 31, 2002, Cameco’s maximum financial exposure under these support arrangements was $61 million (US). See note 25 to the consolidated financial statements. On the other hand, should the price of gold decline, Cameco could incur a lost opportunity due to less protection from hedge positions.

Business Risks

Risks and Uncertainties

The following discussion reviews a number of important risks which management believes could impact Cameco’s business. There are other risks, not identified below, which currently, or may in the future, exist in the company’s operating environment. For a discussion of these other risks, see the company’s most recent annual information form filed on www.sedar.com and posted on www.cameco.com

Financial Risk
Cameco’s financial condition is influenced by operational performance and by a number of market risks. The most significant of these are fluctuations in market prices and sales volumes of uranium, conversion, gold and electricity prices, foreign exchange rates and unit costs of production. Risk management strategies are employed to assist in identifying and mitigating these risks.

Contingent Commitments and Guarantees
As at December 31, 2002

Total amounts
($ Cdn millions)	committed
Contingent Commitments:
Standby letters of credit[1]	209

Guarantees:
KGC senior debt[2,4]	81

Gold hedge program[3,4,7]	96

Bruce Power investment[5,8]	7

Bruce Power guarantees[6,8]	84

Total commercial commitments	268

[1]	The standby letters of credit maturing in 2003 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	See note 18 to the consolidated financial statements.

[3]	See note 24 to the consolidated financial statements.

[4]	Denominated in US dollars. Converted to Canadian dollars at the year-end rate of 1.5796.

[5]	Under its 15% partnership interest, Cameco agreed to invest up to $100 million in Bruce Power. To the end of 2002, Cameco had invested $93 million in the partnership.

[6]	Under its 15% partnership interest, Cameco agreed to guarantee up to $102 million in respect of contingent obligations of Bruce Power and at the end of 2002, $84 million of such guarantees had been provided by Cameco. See note 19 to the consolidated financial statements.

[7]	See discussion below under gold prices in the section titled Business Risks — Risks and Uncertainties.

[8]	As noted elsewhere in this MD&A, Cameco acquired an increased interest in Bruce Power in February 2003 which increased its investment and contingent obligations.

Uranium Prices
The company reduces its exposure to volatility in uranium prices by maintaining a long-term contract portfolio which is diversified by price mechanism, delivery date and customer. About 60% of Cameco’s contract portfolio has been priced in relation to the spot market price in effect at or near the time of delivery. The remaining 40% has been sold at a fixed price (usually adjusted for inflation) over the term of the contract. The company’s sensitivity to changes in the uranium spot price is noted in the outlook for 2003 section below.

Limited Number of Customers
Cameco relies on a small number of customers that purchase a significant portion of the company’s uranium concentrates and conversion services. For example, Cameco’s five largest customers are expected to account for 39% of the

Contractual Cash Obligations
As at December 31, 2002

($ Cdn millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	225	6	53	166	—

Unconditional product purchase obligations*	1,778	186	341	365	886

Total contractual cash obligations	2,003	192	394	531	886

*	Denominated in US dollars. Converted to Canadian dollars at the year-end rate of 1.5796.

MANAGEMENT’S DISCUSSION AND ANALYSIS

company’s contracted supply of U3O8 for 2003 through 2005. This compares to 37% of the contracted supply of U3O8 for 2002 through 2004. The loss of any of these large customers, or any significant curtailment of purchases or lack of timely payments could have a material adverse effect on Cameco’s financial performance.

Use of Derivatives
Cameco uses financial derivatives to mitigate market risks in connection with gold price and foreign exchange. A derivative is entered into as a hedge against specific economic and transactional exposures. However, derivatives bring with them an exposure to counterparty default*. As of December 31, 2002, Cameco’s exposure is predominantly with counterparties that had credit ratings of A+ or higher. Accordingly, Cameco believes the risks of default are low and the benefits derived from using derivatives outweigh the risks.

Gold Prices
KGC and AGR hedge the price risk for future gold sales. At December 31, 2002, KGC had in place forward sales and option agreements on 769,400 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 22% of proven and probable reserves. Cameco’s share of these hedging agreements was 456,500 ounces, consisting of 371,500 ounces in forward contracts, and a net position of 85,000 ounces in collars (matched puts and calls). These hedges are expected to yield average prices in the range of $310 (US) to $317 (US) per ounce.

As of December 31, 2002, Cameco agreed to provide credit support to a maximum of $70 (US) per ounce to the counterparties of KGC and AGR. Cameco’s maximum financial exposure under these arrangements based on outstanding commitments was $61 million (US).

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2002, Cameco’s share of deferred charges to be recognized in future years totalled $4 million (US). See note 25 to the consolidated financial statements.

Foreign Exchange Risk
The US/Canadian foreign exchange rate started the year at $1.5926 and averaged $1.5703 during the year. Most of the company’s revenues are in US dollars with a majority of its costs in Canadian dollars. To reduce its currency risk, at December 31, 2002, Cameco had sold forward $499 million (US). These hedges are expected to yield an average exchange rate of $1.5870. The mark-to-market loss on these positions was $10 million (Cdn) at December 31, 2002, based on a year-end exchange rate of $1.5796.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At the end of 2002, deferred charges to be recognized in future years totalled $12 million (Cdn).

Political Risk
The company has diversified its political risk internationally. The Kumtor gold mine is located in the Kyrgyz Republic, a country that was part of the former Soviet Union. The mine is the largest foreign investment in the country and represented about 9% of the country’s gross domestic product, 47% of export earnings and 35% of total industrial production in 2001, the latest date for which information is available. The importance of Kumtor in relation to the rest of the Kyrgyz economy has meant that Kumtor has maintained a very high profile within the country. This level of attention is not without risk; however, it has also been of benefit in ensuring continued efficient operations.

Cameco also owns a 60% interest in Joint Venture Inkai (JVI) which is developing a uranium mine in the Republic of Kazakhstan. Through KazAtomProm, the Republic of Kazakhstan owns the remaining 40% of JVI. Cameco has agreed to provide funding of up to $40 million (US) to JVI for project development of which $16 million (US) has been funded to the end of 2002. Test mining was started in 2002 and will continue for most of 2003. To date, the Kazakhstan government has supported the project, but there is no assurance that such support will continue for the project’s duration.

Cameco also owns a 56% interest in AGR, which owns 95% of the Boroo gold project in Mongolia. The mine is currently under construction. AGR’s investment in Boroo may be exposed to adverse political developments that could affect the economics of the project. The Mongolian government has supported the project to date, but there is no assurance that this support will continue for the project’s duration. Cameco’s investment in these operations may be exposed to adverse political developments that could affect the economics of each operation. The company has made an assessment of the political risk associated with each of its foreign investments and has purchased political risk insurance to mitigate losses as deemed appropriate.

Operations Risk
The mining of uranium and gold and the conversion of uranium are subject to a number of risks including environmental spills, industrial accidents, and unexpected or uncontrolled events from geological conditions. At each operating site,

*	Counterparty default means that the other party in a derivative contract is unable to perform its obligations at the time of contract maturity, resulting in the intended hedge being of no value. This concern is addressed by dealing with a variety of counterparties, ensuring they have high credit quality, and limiting the amount and duration of the exposure. A measure of default risk is the mark-to-market value of a hedge position. This value is the difference between the price at which a derivative contract was entered into and its current market value. A positive number indicates that the company has that amount of value at risk should its counterparties default. A negative number, such as the mark-to-market loss mentioned for gold and foreign exchange hedges, represents the amount of value Cameco would have to pay should the hedge position need to be settled immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS

comprehensive programs in plant and equipment maintenance, quality assurance, environmental protection and worker safety have been implemented and oriented to manage operations risk. Emergency response plans are in place at each site.

At McArthur River, the mine’s regulatory-approved capacity of 18.7 million pounds U3O8 per year (100% basis) was achieved in 2002. Based on experience, there is confidence that the mining method works effectively and that the operating risks are acceptable. However, the high ore grade, the critical need to control ground water and radiation exposure, as well as the innovative applications of technology employed, means that some measure of operating risk will continue throughout the life of the mine.

At Cigar Lake, technical challenges exist regarding ground water control, rock stability and radiation protection. In addition, the application of the unique jet boring mining method and the extended time to obtain construction and operating licences, are expected to delay commercial production into 2006. This combination of factors could have an adverse effect on Cameco’s future results.

Environmental and Safety Risk
Cameco is subject not only to the normal worker health, safety and environmental risks associated with all mining and chemical processing, but also to additional risks uniquely associated with uranium mining, milling and conversion operations.

In 2001, to better manage these risks and to enhance its quality culture, Cameco embarked upon the design and implementation of an integrated quality management system (QMS). Program development continued in 2002. The QMS is to be fully implemented at Cameco’s Canadian uranium sites by the end of 2004 and is based upon ISO 9001-2000 principles. The related program, to implement an environmental management system, also continued. In 2002, the company received ISO 14001 certification at its Blind River refining facility, the McArthur River mine and the Key Lake milling operation. The Port Hope conversion facility received this certification in 2000.

Also in conjunction with the QMS program, Cameco is introducing a new health and safety management system, based upon principles similar to those in the ISO series of quality assurance programs. For the year, on a combined basis, Cameco, its subsidiaries and long-term contractors achieved an accident frequency of 0.27 lost-time accidents per 200,000 person hours worked, which was up slightly from last year’s best overall record of 0.22.

Regulators must approve the startup, continued operation and decommissioning of many of Cameco’s facilities. These facilities are subject to numerous laws and regulations regarding safety and environmental matters and the management of hazardous wastes and materials. Significant economic value is dependent on the company’s ability to obtain and renew licences necessary to operate. In 2002, the CNSC renewed the Port Hope and Blind River licences for five-year terms. The current two-year licences for the Canadian uranium mines will require renewal in 2003.

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency, and other federal and provincial regulators. In particular, the lead regulator, CNSC, intends to increase its fees charged to the nuclear industry, and is increasing the regulatory burden as a result of the implementation of the new Canadian Nuclear Safety Control Act. In addition the CNSC and Environment Canada are calling for more stringent environmental monitoring of uranium mining and milling. Operational changes are increasingly subject to regulatory approval which may include delays due to longer regulatory approval processes. These increasing requirements are expected to continue to result in creeping administration costs and some capital expenditures for compliance. As well, the complex regulatory approval process reduces the flexibility of the company to make operational changes in a timely fashion.

Insurance
Cameco purchases insurance to mitigate losses that may arise from certain liability and property risks. The cost of this insurance and the specific protection provided by the policies varies from year to year depending on conditions in the insurance market. In 2002, market conditions were difficult across all lines of insurance. This resulted in significantly increased premiums along with more restrictive policy terms and conditions.

Cameco believes that the insurance program it has in place continues to prudently address its major liability and property risk exposures.

The pit wall failure that occurred at the Kumtor mine site in July 2002 resulted in significant losses. The extent to which insurance coverage will apply to the damages suffered has yet to be fully determined with the insurers and is expected to take some time to resolve.

Uncertainty in the insurance market is expected to continue. As a result, the availability of certain types of coverage that Cameco has purchased in the past may be significantly reduced and/or the cost to acquire insurance may significantly increase.

Reclamation and Decommissioning
The company plans for the closure, reclamation and decommissioning of its operating sites. Decommissioning and reclamation costs may increase over time

MANAGEMENT’S DISCUSSION AND ANALYSIS

due to increasingly stringent regulatory requirements. At least bi-annually, Cameco estimates its total future decommissioning and reclamation costs for its operating assets. At the end of 2002, the estimate was $253 million. The majority of such expenditures are typically incurred at the end of the useful lives of the operations to which they relate and, therefore, only a very small percentage of the total estimated costs is expected to be incurred over the next five years. See note seven to the consolidated financial statements.

At the end of 2002, Cameco’s accounting provision for future reclamation costs totalled $155 million. To provide financial assurances for these costs, Cameco has provided letters of credit (LOCs), where required. Cameco’s LOCs totalled $209 million at the end of 2002, of which $205 million was related to reclamation and decommissioning activities.

In 2002, LOCs totalling $48 million were issued for the first time for the Port Hope and Blind River facilities, in conjunction with their CNSC re-licensing. Therefore, all North American operations now have in place letters of credit providing financial assurance that future reclamation activities will be performed. Beginning in mid-2001, the company has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are generally related to the licence renewal process previously described. Reclamation and decommissioning obligations represent unfunded liabilities of the company.

Electricity Business Risks
Through its interest in Bruce Power, Cameco is exposed to various business risks associated with the generation and marketing of electricity. The following discusses some, but not all, risks associated with this business.

In Ontario, political risk results from uncertainty over the future direction of government energy policies. This risk was amplified in late 2002 when the Ontario government abandoned the deregulation of the retail electricity market. Thus far, the wholesale market remains unregulated, but there can be no assurance that this will continue. Political risk is beyond the control of Bruce Power.

Of the remaining risks, the most significant is directly related to the operating performance of Bruce Power’s generating assets. Bruce Power manages this risk through preventive maintenance to improve overall equipment reliability, by adopting simple operational processes and by improving employee performance at all levels.

Another category of risk is electricity price. Bruce Power has mitigated this risk by entering into long-term, fixed-price supply contracts with reliable customers for the delivery of a significant portion of its annual generation. Electricity generated, but not covered by such contracts, is sold on the wholesale spot market and is subject to prices in effect at the time of delivery.

Most long-term supply agreements obligate Bruce Power to deliver electricity at a predetermined contractual price. Credit risk arises from these contracts. On the one hand, the counterparty must have the financial resources to take delivery and pay for contracted electricity. On the other hand, if quoted forward market prices exceed contracted prices, then the counterparty has the right, in most cases, to request financial assurance to mitigate the possibility that Bruce Power does not deliver the electricity as contracted. In such circumstances, Cameco’s contingent obligations may increase if it is called upon to guarantee its share of Bruce Power’s obligation. To maintain the economic benefit of the electricity supply contracts,

Cameco and its partners must have the financial ability to address this credit risk.

A final risk category relates to the transmission grid. The ability of Bruce Power to deliver electricity to its customers is dependent on the provincial transmission grid, owned and maintained by Hydro One, an Ontario provincial Crown corporation. Any adverse conditions such as severe weather or inadequate maintenance that results in unreliable performance by the grid could cause significant financial loss to Bruce Power. Transmission grid risks are beyond Bruce Power’s control.

The Future

Outlook for 2003

Total mine production is expected to rise to 20.9 million pounds U3O8, up 5.0 million pounds over 2002 levels, due largely to a full year’s operation at Rabbit Lake.

At McArthur River/Key Lake, production of 13.0 million pounds U3O8 is planned for 2003. McArthur River high-grade ore will continue to be blended with special waste rock at Key Lake to achieve an average mill feed of approximately 4% U3O8.

At Rabbit Lake, the Eagle Point underground mine is expected to produce 6.0 million pounds in 2003, from its remaining reserves of about 17.6 million pounds U3O8. Prospects for additional reserves are being explored both from the surface as well as underground, where extensions to known ore have been identified.

In the US ISL operations, the Smith Ranch and Highland mines, which merged operations during 2002, have planned production of 1.1 million pounds while Crow Butte is expected to package 0.8 million pounds in 2003. At the Inkai

MANAGEMENT’S DISCUSSION AND ANALYSIS

Uranium Production Outlook

(Cameco’s share 000 lbs U3O8)

	2003 Plan	2002 Actual
McArthur River/Key Lake	13,000	13,095

Rabbit Lake	6,000	1,143

Smith Ranch/Highland	1,100	887

Crow Butte	800	768

Total	20,900	15,893

Operations
For the year, an average Bruce Power site-capacity factor of about 88% is planned, slightly below the long-term target of over 90%.

Capital Expenditures
In 2003, Bruce Power’s capital expenditure program, excluding the Bruce A restart, is expected to total about $165 million. In addition to sustaining capital expenditures of about $15 million annually per reactor, the main projects, which were in Bruce Power’s original business plan, include:

development project in Kazakhstan, nominal production is expected as test mining continues through 2003.

Uranium Market
In 2002, long-term contracting in the western world market is reported to have been approximately 70 million pounds. In 2003, long-term market demand is expected to be similar to 2002.

Uranium Revenue and Margins
In 2003, Cameco’s uranium revenue is expected to rise nominally over the 2002 level as the result of a modest improvement in price. Although market prices have risen over the past two years, Cameco expects its average realized price will increase by only 2% in 2003. For scheduled deliveries in 2003, about 60% of Cameco’s long-term contracts contain pricing terms that reference the spot price at or near the time of delivery. The remaining 40% of the contracts include fixed pricing (usually adjusted for inflation). In 2003, the average price realized from these fixed-price contracts is expected to be lower than in 2002 due to the expiration of more favourably priced contracts. At approximately 20% of western world requirements, Cameco’s sales volumes are projected to be similar to those for 2002. As well, uranium margins are expected to be similar to 2002.

For 2003 deliveries, a $1.00 (US) change in the U3O8 spot price from current levels would change revenue by about $27 million (Cdn), net earnings by about $15 million (Cdn) and cash flow by about $21 million (Cdn).

Conversion Business
At Port Hope, conversion production is expected to be about 12,200 tonnes, similar to 2002.

Revenue from the conversion business is likely to be slightly lower than in 2002 as a change in the mix of contracts is expected to result in a decline in realized price and lower profit margins.

Electricity Business (Bruce Power)

Acquisition of Additional Interest
As previously discussed, Cameco and its new partners completed the acquisition of British Energy’s interest in Bruce Power on February 14, 2003.

Bruce A Restart
An important milestone in the Bruce A restart program was achieved in early January 2003 when Bruce Power’s environmental assessment report was accepted by the CNSC. The final hearing on the Bruce A restart program was held February 26. Bruce Power expected to receive regulatory approval to operate units 3 and 4 possibly by the end of March.

On January 14, 2003, Bruce Power received permission from the CNSC to begin refuelling unit 4. The refuelling of unit 4 is now complete and fuelling of unit 3 is expected to begin in early April. The overall project remains on schedule for the restart of unit 4 in April and unit 3 in June 2003.

•	a project to uprate the capacity of the B reactors (approximate annual expenditures in millions for 2003 to 2005: $15, $185, and $100), and

•	the completion of the Bruce B environmental qualification program (to be completed in 2003 at an estimated expenditure of $30 million).

Over the next three years, annual capital expenditures, excluding the Bruce A restart program, are expected to average about $245 million.

Bruce Power’s internal cash flow is expected to be sufficient to fund its 2003 capital programs including the restart of two Bruce A reactors.

Gold Business

Acquisition of Additional Interest
As discussed above, Cameco and the Kyrgyz government are involved in discussions to restructure the various interests in KGC.

For 2003, production at Kumtor is expected to be 670,000 ounces (Cameco’s share is one-third), with 35% of the production anticipated to occur in the first half of the year. This represents a 25% increase over 2002 due to an increase in average ore grade to 5.4 grams per tonne. The improvement in the grade assumes access to the high-grade ore buried when the pit wall failed in July 2002. The unit

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital and Development Expenditures*

(Cameco’s share in $ millions)

	Planned 2003	Actual 2002
Sustaining Capital
Uranium and conversion	47	26

Gold	5	4

Other	13	10

Total Sustaining	65	40

Development
Uranium	12	14

Gold	70	24

Other	4	—

Capitalized Interest	11	12

Total Development	97	50

Total	162	90

*	On its 31.6% interest, Cameco’s share of Bruce Power’s 2003 capital expenditures program is $52 million.

to continue through most of the year. A feasibility study has begun and is expected to be completed by the end of 2003.

First Quarter of 2003
Earnings from the uranium and conversion segments are projected to show an improvement over the first quarter of 2002 due to higher realized prices. As well, earnings from Bruce Power are expected to be higher than in the first quarter of 2002 due to increased output and improved prices along with an increased ownership interest. On the other hand, earnings from the gold business are projected to decline, compared to the same quarter in 2002, due to lower production. Consolidated earnings for the first quarter of 2003 are expected to be higher than those recorded in the same period last year.

Liquidity
During 2003, the company’s operating and capital expenditure programs, the additional investment in Bruce Power and the company’s growth strategy are expected to be funded by internal cash flow and the company’s existing debt capacity. There are no requirements foreseen at this time that cannot be met by these sources.

cash cost is expected to decline from the 2002 average by about 15% to $180 (US) per ounce due to the higher production volume. A change of $10 (US) per ounce in the spot market price for gold from the year-end price of $347 (US) would change Cameco’s one-third share of revenue by about $2 million (Cdn).

At Boroo, mine construction is proceeding at a slower than expected pace with some construction and procurement activities behind schedule. Development cost to commercial production is estimated to be $63 million (US), an increase from the original estimate of $40 million (US). About half of the increase relates to a change in the operating plan from a contractor-supplied mine equipment fleet to one where AGR purchases the fleet. Therefore mine operating costs are expected to be lower. The remainder of the capital cost increase is due to improvements in the processing facilities. To the end of January 2003 about 40% of the budget was spent which was funded by Cameco. The remaining development costs will be funded internally or possibly with funds raised through an equity offering if Cameco’s gold business becomes publicly traded.

The project schedule is under review and commercial production is expected in early 2004.

Tax Rate
Cameco’s effective tax rate is expected to be in the 30% to 35% range in 2003.

Capital Expenditures
In 2003, total capital expenditures, excluding the additional investment in Bruce Power, are expected to amount to $162 million, an increase of $72 million over 2002. In 2003, most site-sustaining capital expenditures are expected to be higher than normal due to mill modifications at Key Lake, the acquisition of Smith Ranch, and the volume of projects at Fuel Services.

For development projects, Cameco’s share of expenditures at Cigar Lake is estimated at $9 million. CNSC approval of the construction licence is not expected before October 2003. After receipt of the licence, the partners are expected to make a decision on when to proceed with mine development.

At Inkai, reserve data collection and analysis and test mining are expected

Supplementary
Information

Critical Accounting Policies

Cameco prepares its consolidated financial statements in accordance with Canadian GAAP. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management bases its estimates and judgments on its own experience, guidelines established by the

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Institute of Mining, Metallurgy and Petroleum and various other factors believed to be reasonable under the circumstances. Management believes the following critical accounting policies reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

Depreciation and depletion on property, plant and equipment is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated recoverable ore reserves. Estimates of lifetime production and amounts of recoverable reserves are subject to judgment and significant change over time. If actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

Significant decommissioning activities are often not undertaken until substantial completion of the useful lives of productive assets. Future decommissioning and reclamation costs are estimated and accrued using the unit of production method so that the estimated future liability will be fully provided when decommissioning and reclamation activities are undertaken. Regulatory requirements and alternatives with respect to decommissioning and reclamation activities are subject to change over time. The amount of reclamation charged to earnings is also dependent upon estimated recoverable reserves. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount of reclamation charged to earnings.

If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A material change in assumptions may significantly impact the potential impairment of these assets.

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. As long as these instruments are effective, they have the effect of offsetting future changes in these underlying rates and prices. Future earnings may be adversely impacted should these instruments become ineffective over time.

Caution Regarding Forward-Looking Information

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SUBSEQUENT EVENT

ADDENDUM (dated April 16, 2003) TO 2002 MANAGEMENT’S DISCUSSION
AND ANALYSIS OF CAMECO CORPORATION

Subsequent Event

The preceding statements in the MD&A are modified in their entirety to the extent that they are inconsistent or conflict with the following information which is current as of April 16, 2003:

On April 6, 2003, production at McArthur River was suspended due to increased water inflow into the mine. As of April 16, 2003, it was estimated that production at the McArthur River mine would be suspended for four to six months. However, events were still unfolding leaving some uncertainty as to the duration of the shutdown. Management is assessing the operational implications of the event. A description of financial implications of the event on the outlook for 2003 is provided below. For additional information, see the company's 2002 annual information form filed at www.sedar.com and posted on www.cameco.com.

Uranium Production

As a result of this event, the total uranium production for 2003 will be lower than the previous estimate of 20.9 million pounds U3O8. Compared to the previous estimate, Cameco’s share of production is expected to decline by approximately 1.1 million pounds for each month that McArthur River does not produce.

Uranium Revenue and Margins

The water inflow problem will also have an adverse effect on uranium margins which are expected to be lower than in 2002 due to the reduced production. Deliveries of uranium are not expected to be impacted but the cost of product sold will be higher than previously expected. Costs associated with the efforts to bring the mine back into production will be expensed as incurred and McArthur River production will be replaced by drawing down higher-cost inventory.

Consolidated Earnings

Preliminary estimates of the impact of this event indicate that 2003 net earnings will decline by about $4 to $5 million for each month that McArthur River does not produce at design capacity. This net earnings projection does not include any provision for potential writedown of assets. At this time, it is not expected that a writedown of a material amount would be necessary. However, the company will continue to assess the carrying values of its assets as new information becomes available.

Credit Ratings

As a result of the water inflow problem at McArthur River, Standard & Poor’s, Moody’s and DBRS have placed the company’s debt on credit watch with negative implications pending resolution to the situation.